UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22888

Investment Company Act File Number

Wildermuth Fund

(exact name of registrant as specified in its charter)

Delaware	46-435-7531
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Strathvale house, 3rd Floor, PO BOX 30847 90 North Church Street
George Town, Grand Cayman, KY1-1204 Cayman Islands	32082
(Address of principal executive offices)	(Zip Code)

+1(345) 623-9900

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. Rule 30b2-1 under the 1940 Act requires that a registered management investment company file a report on Form N-CSR not later than 10 days after the transmission to shareholders of any report that is required to be transmitted to shareholder under Rule 30e-1. The Registrant’s most recent semi-annual period end was September 30, 2024.

The Registrant has concluded that it will not be able to complete the preparation of the Fund’s unaudited semi-annual financial statements for the period ended September 30, 2024 prior to December 9, 2024, with respect to Form N-CSR and December 14, 2024 with respect to Form N-CEN, due principally to the delay in completion of the Fund’s annual report for the fiscal year ended March 31, 2024. Additionally, the Fund recently changed administrators from PKF O’Connor Davis to M3Sixty Enterprises, LLC, which has also added to the delay. The Registrant’s Board of Trustees, including the Audit Committee thereof, is working with management, but the reports will not be complete as of a date necessary for the Registrant to meet its current filing obligations. As a result, and while the Registrant’s Board of Trustees is confident that the semi-annual report will be completed, it is not possible for the Registrant to transmit to shareholders its semi-annual report for the period ended September 30, 2024 (the “Semi-Annual Report”) or to file Forms N-CSRS and N-CENS for the period ended September 30, 2024 (the “Form N-CSRS”) within the prescribed timeframes.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Registrant to transmit the Semi-Annual Report to shareholders by November 29, 2024, and to file Form N-CSRS by December 9, 2024. The Registrant respectfully requests that the date for filing of the Form N-CSRS be extended to January 28, 2025 and the date for filing Form N-CENS to February 3, 2025.

The Registrant believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Karen Aspinall

Practus, LLP

11300 Tomahawk Creek Parkway, Suite 310

Leawood, Kansas 66211

949.629.3928

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

WILDERMUTH FUND

By:	/s/ Mitchell Mansfield
Mitchell Mansfield, CEO

Date:	December 23, 2024